United States securities and exchange commission logo





                               September 3, 2020

       Jimmy Chan
       Chief Executive Officer
       Sugarmade, Inc.
       750 Royal Oaks Drive
       Suite 108
       Monrovia, CA 91016

                                                        Re: Sugarmade, Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed August 17,
2020
                                                            File No. 024-11246

       Dear Mr. Chan:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 21, 2020 letter.

       Amendment No. 1 to Offering Statement on Form 1-A filed August 17, 2020

       The Offering, page 2

   1. We re-issue prior comment 1. The range that you are permitted to include in the offering circular pertains to
the price, not the volume, of securities to be offered, consistent with
                                                        Rule 253(b). Please
revise to consistently state the maximum number of shares of common stock you are
offering, rather than a range of shares. Please have counsel revise its legality opinion,
as applicable, and file your amended articles reflecting the increase in authorized shares as an
exhibit.
 Jimmy Chan
FirstName
Sugarmade,LastNameJimmy  Chan
           Inc.
Comapany 3,
September NameSugarmade,
             2020         Inc.
September
Page 2    3, 2020 Page 2
FirstName LastName
Risks of Government Action... , page 10

2. We are unable to locate your revisions in response to comment 3. Please revise or advise.
Business, page 27

3. We note your response to comment 7 and the Item 8.01 Form 8-K you furnished on July
         22, 2020. We disagree with your analysis. Please revise the Form 8-K to include disclosure that addresses the following:
             Acknowledge that because of your partial ownership interest in Indigo Dye Group, these estimated gross and net revenue amounts will not be reflected in your financial statements for the period ended June 30, 2020, nor will these amounts accrue to your business.
             Explain to readers how the investment in Indigo Dye will be reflected in your financial statements.
             Disclose similar financial statement line item information for your product supply business.
             In doing so, ensure that you disclose additional financial statement line item information, such as costs of revenues and expenses, so as to put the revenue information that you provide in context.
4. We are unable to locate your revisions, or the supporting documentation you mention in your response letter, in response to prior comment 8. Please revise. Expansion Into Non-Medical Protective Equipment, page 28

5. We note your partial response to prior comment 9. Please elaborate upon your disclosure to explain the terms under which you are required to fulfill these orders, whether you have secured a supplier for the remaining orders and the conditions you and the purchasers will need to satisfy before purchase orders will result in revenue to you, if at all.
Government Regulations, page 30

6. We are unable to concur with your response to prior comment 10 without additional analysis from you. Please tell us why you believe that Bud Cars is not directly subject to governmental regulation related to cannabis products. This statement appears to be inaccurate given that the use and possession of cannabis is illegal under federal law, pursuant to the Controlled Substances Act of 1970. Please substantially revise to discuss the federal and state laws that regulate the cultivation and sale of cannabis.
 Jimmy Chan
FirstName
Sugarmade,LastNameJimmy  Chan
           Inc.
Comapany 3,
September NameSugarmade,
             2020         Inc.
September
Page 3    3, 2020 Page 3
FirstName LastName
         Please contact Mara Ransom at 202-551-3264 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services